UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                  to

Commission file number 1-8207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc. 2455 Paces Ferry Road, NW Atlanta, GA 30339

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder

Date: June 28, 2004
/s/ Ileana L. Connally
	By:	Ileana L. Connally Member of The Home Depot FutureBuilder Administrative Committee

THE HOME DEPOT FUTUREBUILDER

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

THE HOME DEPOT FUTUREBUILDER

Report of Independent Registered Public Accounting Firm

The Administrative Committee
The Home Depot FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
May 6, 2004

THE HOME DEPOT FUTUREBUILDER
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets:
Investments (note 5)	$1,820,524,802	1,206,699,491

Receivables:
Participant contributions receivable	3,547,879	3,033,561
Employer contributions receivable	1,862,993	1,853,241
Other receivable	440,078	443,101

Total receivables	5,850,950	5,329,903

Total assets	1,826,375,752	1,212,029,394

Liabilities:
Accrued liabilities	335,845	74,404
Due to broker	2,078,762	2,770,796

Total liabilities	2,414,607	2,845,200

Net assets available for benefits	$1,823,961,145	1,209,184,194

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2003 and 2002

	2003	2002
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 5)	$465,890,642	(936,140,665)
Interest income	9,339,323	9,882,930
Dividends	10,303,909	6,867,334

Total investment income (loss)	485,533,874	(919,390,401)

Contributions:
Participants	173,416,000	163,269,889
Employer	92,543,308	92,022,194

Total contributions	265,959,308	255,292,083

Total additions (reductions)	751,493,182	(664,098,318)

Deductions from net assets attributed to:
Benefits paid to participants	132,720,781	179,915,153
Administrative expenses	3,995,450	4,799,710

Total deductions	136,716,231	184,714,863

Net increase (decrease)	614,776,951	(848,813,181)
Net assets available for benefits:
Beginning of year	1,209,184,194	2,057,997,375

End of year	$1,823,961,145	1,209,184,194

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following is a brief description of The Home Depot FutureBuilder (the Plan). Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of The Home Depot, Inc. and subsidiaries (the Company). Employees are eligible to participate in the Plan after completing 90 days of service. Participants are eligible for the Company’s matching contributions, and temporary employees are eligible to make before-tax contributions, on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) following the completion of 12 months of service and 1,000 hours. The Plan excludes leased employees, nonresident aliens, and employees covered by a collective bargaining agreement. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee made up of employees of Home Depot U.S.A., Inc.

(b)	Contributions

Under the employee stock ownership portion of the Plan, contributions were made solely by the Company and at the discretion of the Company’s board of directors (ESOP contributions). The Company made its final ESOP contribution in February 1999.

Under the 401(k) portion of the Plan, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Additional amounts may be contributed at the option of the Company’s board of directors. The Company’s matching contribution is invested based on the direction of the participant with investment in The Home Depot, Inc. Common Stock Fund as a default if no direction is given.

(c)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(d)	Vesting

An employee becomes 100% vested upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company before the occurrence of the events stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

Vesting
Years of service	percentage
3	20%
4	40
5	60
6	80
7 or more	100

Under the 401(k) portion of the Plan, participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

(e)	Distributions

Upon retirement, death, disability, termination of service for any other reason, hardship, or certain in-service distributions at age 65, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their account balance. Loan terms range from one to four years. The loans bear interest at a rate equal to the prime rate plus 1%.

(g)	Forfeited Accounts

Forfeited nonvested accounts are used to first reduce Plan expenses and then to reduce future employer contributions. In 2003 and 2002, $3,452,080 and $4,344,913, respectively, in forfeitures were used to reduce Plan expenses.

(h)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

The Plan also invests in highly liquid, interest-bearing short-term investments which consist primarily of money market funds.

Participant loans are carried at cost which approximates fair value.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrative committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Reclassifications

Certain amounts in the prior year have been reclassified to conform with the presentation in the current year.

(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Fair Value of Financial Instruments

The Plan’s investments are stated at fair value. In addition, the carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(3)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(5)	Investments

The Plan’s investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the assets of the Plan follows:

Participant Directed

•	The Home Depot, Inc. Common Stock Fund — Funds are invested in common stock of The Home Depot, Inc.

•	Artisan Mid-Cap Fund — Funds are invested in shares of a registered investment company that invests in common stocks of mid-sized companies that display strong growth prospects.

•	Barclay’s Global Investors Equity Index Stock Fund — Funds are invested in shares of a registered investment company that invests in the common stocks included in Standard & Poor’s 500 Index.

•	Dodge & Cox Stock Fund — Funds are invested in shares of a registered investment company that invests in common stocks of companies that the Fund’s managers believe to be temporarily undervalued but have favorable long-term growth prospects.

•	IRT Core Balanced Fund — Funds are invested in shares of a registered investment company that invests in a combination of equity and fixed income securities.

•	T. Rowe Price Small Cap Stock Fund — Funds are invested in shares of a registered investment company that invests in common stocks of smaller, faster-growing companies that are believed to offer strong potential earnings growth or are undervalued.

•	Templeton Foreign Fund — Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

•	Primco IRT Stable Value Fund — Funds are primarily invested in short-term debt obligations that mature within one to three years.

(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are as follows:

	2003	2002
The Home Depot, Inc. Common Stock	$869,674,841	589,836,377
The Home Depot, Inc. Common Stock Fund	349,149,354	208,485,907
Primco IRT Stable Value Fund	119,800,944	100,751,128
Artisan Mid-Cap Fund	118,312,764	—
Barclay’s Global Investors Equity Index Stock Fund	93,035,043	59,398,440
Putnam New Opportunities Fund	—	68,315,619

Investments in the Barclay’s Global Investors Equity Index Stock Fund did not exceed 5% of the Plan’s net assets at December 31, 2002. Effective March 3, 2003, the Investment Committee of the Plan replaced the Putnam New Opportunities Fund with the Artisan Mid-Cap Fund.

During 2003 and 2002, the Plan’s investments appreciated (depreciated) in fair value as follows:

	2003	2002
Net appreciation (depreciation) in fair value:
Registered investment funds	$74,208,995	(54,972,387)
The Home Depot, Inc. Common Stock	391,681,647	(881,168,278)

Net appreciation (depreciation) in fair value	$465,890,642	(936,140,665)

Nonparticipant-Directed

The Home Depot, Inc. Common Stock is comprised of shares of The Home Depot, Inc.’s common stock, representing the Company’s matching and ESOP contributions. These shares have been allocated to individual participant accounts. Prior to May 1, 2002, each participant who had completed five years of service and attained the age of 55 were eligible to transfer ESOP contributions to other investment funds. Effective May 1, 2002, the Company amended the Plan to allow all participants to immediately transfer the Company’s ESOP contributions to other investment funds. Information about the net assets and the significant components of the changes in net assets (without consideration of year-end contribution receivables) relating to The Home Depot, Inc. common stock (includes nonparticipant-directed investments) for the period ended April 30, 2002 is as follows:

Net assets — The Home Depot, Inc. Common Stock — January 1	$1,337,897,425
Changes in net assets:
Net depreciation	(94,626,182)
Contributions	30,752,975
Benefits paid to participants	(51,397,558)
Cash transfer to other funds	(8,381,139)

Net assets — The Home Depot, Inc. Common Stock — April 30, 2002	$1,214,245,521

(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

During 2003, all assets held in the Plan were invested at the direction of the participant, including those invested in The Home Depot, Inc. Common Stock. The Company’s matching contribution is invested based on the direction of the participant into any of the investment funds with investment in The Home Depot, Inc. Common Stock Fund as a default if no direction is given.

(6)	Investment in Master Trust

Effective December 15, 1999, a Master Trust was established for the investment of assets of the Plan and another company-sponsored retirement plan for a wholly owned subsidiary, Maintenance Warehouse/America Corp. As discussed in note 8, the trust holding assets of The Home Depot FutureBuilder for Puerto Rico were transferred into the Master Trust on April 1, 2002. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 99%.

Summarized financial information of the Master Trust as of December 31, 2003 and 2002 is as follows:

	2003	2002
Assets:
Investments	$1,840,570,967	1,218,130,415
Receivables:
Participant contributions receivable	3,625,139	3,038,569
Employer contributions receivable	2,430,500	2,415,680
Other receivable	440,078	443,168

Total receivables	6,495,717	5,897,417

Total assets	1,847,066,684	1,224,027,832

Liabilities:
Accrued liabilities	335,845	81,019
Payable to broker	2,078,762	2,770,796

Total liabilities	2,414,607	2,851,815

Net assets available for benefits	$1,844,652,077	1,221,176,017

Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$470,250,909	(941,057,070)
Dividends and interest income	19,757,527	16,836,110

Total investment income (loss)	$490,008,436	(924,220,960)

(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

(7)	Related-Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Plan Sponsor. At December 31, 2003 and 2002, the Plan held a combined total of 34,342,750 and 33,318,960 shares valued at approximately $35.49 and $23.96 per share, respectively. As the Plan Sponsor, these transactions qualify as party-in-interest.

Other Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(8)	Plan Amendments and Other Plan Changes

Effective January 1, 2002, the Plan was amended to increase the maximum percentage of pretax contributions that participants can contribute each year to the Plan from 15% to 50% of eligible pay (subject to other Plan limitations).

Effective February 1, 2002, the Investment Committee of The Home Depot FutureBuilder replaced the Invesco Total Return Fund with the IRT Core Balanced Fund. The Investment Committee also added two new funds to the plan: Dodge & Cox Stock Fund and the T. Rowe Price Small Cap Stock Fund.

Effective April 1, 2002, the assets of The Home Depot FutureBuilder for Puerto Rico were added to the Master Trust. Three defined contribution plans of the Company and its subsidiaries are now in one Master Trust.

Effective May 1, 2002, the Administrative Committee of the Plan adopted an amendment to the Plan to allow each participant to diversify the investment of all or a portion of his/her ESOP account from the Company stock fund among the other investment funds.

Effective October 31, 2002 following the acquisition of Floors, Inc., Arvada Hardwood Floor Company, and HD Builder Solutions Group, Inc., employees of Floors, Inc., Arvada Hardwood Floor Company, and HD Builder Solutions Group, Inc. were eligible to participate in the Plan.

Effective January 1, 2003, employees of Floorworks, Inc. and Home Depot Services, LLC were eligible to participate in the Plan.

Effective March 3, 2003, the Investment Committee of the Plan replaced the Putnam New Opportunities Fund with the Artisan Mid-Cap Fund.

Effective April 1, 2003, the Administrative Committee of The Home Depot FutureBuilder adopted an amendment to allow employees to begin making pre-tax contributions and rollovers after completing 90 days of service. The Plan was also amended to clarify that participants are eligible for the Company’s matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) following the completion of 12 months of service and 1,000 hours.

Effective August 1, 2003, employees of H.D.V.I. Holding Company, Inc. were eligible to participate in the Plan.

(Continued)

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2003 and 2002

Effective December 15, 2003, employees of THD At-Home Services, Inc. were eligible to participate in the Plan.

(9)	Subsequent Event

Effective January 6, 2004, employees of Creative Touch Interiors, Inc. were eligible to participate in the Plan.

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

		Description	Current
Identity of issue		of investment	value

*The Home Depot, Inc. Common Stock	24,504,786	shares of common stock	$869,674,841
*The Home Depot, Inc. Common Stock Fund	9,837,964	shares of common stock	349,149,354
Barclay’s Global Investors Equity Index Stock Fund	2,849,465	shares of registered investment company	93,035,043
Dodge & Cox Stock Fund	327,815	shares of registered investment company	37,298,842
IRT Core Balanced Fund	5,694,415	shares of registered investment company	59,108,030
Artisan Mid-Cap Fund	4,589,324	shares of registered investment company	118,312,764
T. Rowe Price Small-Cap Stock Fund	817,046	shares of registered investment company	22,779,231
Templeton Foreign Fund	3,846,406	shares of registered investment company	40,925,755
Primco IRT Stable Value Fund	119,800,944	shares of registered investment company	119,800,944
Participant loans		Loans with interest rates ranging from
		5% to 12% and maturity dates
		through January 17, 2008	78,089,257
*The Northern Trust Company		Short-term investment funds	32,350,741

Total investments			$1,820,524,802

*Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.